May 20, 2009

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	WRL Series Life Account G ("Registrant")
Western Reserve Life Assurance Co. of Ohio ("Depositor")
Request for Withdrawal of Registration Statement on Form N-6
(File No. 333-144117)
WRL Capital Creator
Accession Numbers: See below
CIK: 0001366273

Commissioners:

Pursuant to Rule 477 under the Securities Act of 1933 (the "Securities Act"), the Registrant and Depositor (the "Registrants") respectfully request that the Securities and Exchange Commission (the "Commission") consent to the immediate withdrawal of the above captioned Form N-6 Registration Statement, along with any exhibits filed thereto.   The Registration Statement was originally filed with the Commission on June 28, 2007 (Accession Number 0001366273-07-000015) and was declared effective on October 23, 2007 (Accession Number 9999999995-07-004182). An amendment to the Registration Statement was filed on April 14, 2008 (Accession Number 0001193125-08-056611).

Please note: This withdrawal request is made on behalf of the above referenced product only as filed under the ’33 Act; the Registrant is not seeking withdrawal of its registration under the 1940 Act as other life products are offered by the Registrant.

Registrants respectfully submit that a withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. Pursuant to paragraph (c) of Rule 477, Registrants hereby state that no securities were sold in connection with the offering covered by the Registration Statement. Registrants further represent that no securities will in the future be sold in reliance on the Registration Statement.

If you have any questions regarding this application for withdrawal, please contact the undersigned at (727) 299-1830 or Gayle Morden at (727) 299-1747.

Sincerely,

WRL Series Life Account G

Western Reserve Life Assurance Co. of Ohio

By: /s/ Arthur D. Woods

Arthur D. Woods

Senior Council and Vice President, on behalf of the Registrant and the Depositor, pursuant to Rule 478(c) under the Securities Act cc: Mary Jane Wilson-Bilek, Esq., Sutherland